Exhibit 3.1

ALLIED GAMING & ENTERTAINMENT INC.

Amendment No. 1 to Amended and Restated Bylaws

1.	Section 8.7 of the Amended and Restated Bylaws shall be amended and restated in its entirety as follows:

“8.7 Amendments. The Board of Directors shall have the power to adopt, amend or repeal the Bylaws of the Corporation by the affirmative action of a majority of its members. The Bylaws may be adopted, amended or repealed by the affirmative vote of a majority of the stock issued and outstanding and entitled to vote at any regular meeting of the stockholders or at any special meeting of the stockholders if notice of such proposed adoption, amendment or repeal be contained in the notice of such meeting.”

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